Dominic:

Thanks again for pushing to get us comments this past Friday.  Per my voicemail, please find attached a draft marked copy of GSV Capital's registration statement, reflecting our revisions in response to your comments, as well as a draft response letter.  As I mentioned in my voicemail, both GSV and the underwriters are pushing to refile the attached amended registration statement and commence their roadshow as early as tomorrow morning.

While we wouldn't expect a review of the entire draft response before we refile, we were hopeful that you may be able to briefly review the updated "Risk Factors" disclosure and "plain English" revisions we made to the "Business" section in response to your comments, to see if you feel that we've adequately addressed your concerns.  Since the next amendment we will file either late today or first thing tomorrow morning will serve as GSV "red-herring" prospectus, both GSV and the underwriters are understandably sensitive about making any substantive revisions to the prospectus after that filing is made.

Please feel free to call us if you have any questions.

Regards,

John

John J. Mahon | Partner

Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202 383.0515 direct | 202.641.4481 mobile | 202.637.3593 facsimile
john.mahon@sutherland.com | www.sutherland.com